Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

August 1, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy's Laboratories Receives U.S. FDA Approval for Rituximab Biosimilar”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Ltd.	CONTACT
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India	Investor relationS	Media relationS

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900	Aishwarya Sitharam	SANTOSH VYAS
Fax: + 91 40 4900 2999	aishwaryasitharam@drreddys.com	SANTOSH.VYAS@DRREDDYS.COM
Email: mail@drreddys.com
Web: www.drreddys.com

Dr. Reddy's Laboratories Receives U.S. FDA

Approval for Rituximab Biosimilar

Dr. Reddy’s growing global biosimilars portfolio

Fresenius Kabi to exclusively commercialize the product in the United States

Hyderabad, India, August 1, 2026 – Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) today announced that the U.S. Food and Drug Administration (FDA) has approved its rituximab biosimilar, a biosimilar to Rituxan® (rituximab), for the U.S. market.

The approval further strengthens Dr. Reddy's growing global biosimilars portfolio and advances its biosimilars business in the United States.

The product was developed, manufactured and submitted for approval by Dr. Reddy's Laboratories. The approval follows the successful recent Pre-License Inspection (PLI) conducted by the U.S. FDA at the Company's biologics manufacturing facility in Bachupally, Hyderabad, and reflects the company's capabilities in bringing complex biologic medicines to highly regulated markets and its long-standing commitment to biosimilars.

Under a commercialization agreement, Fresenius Kabi holds the exclusive rights to commercialize the product in the United States, one of the world's most important pharmaceutical markets.

"The approval of the rituximab biosimilar on the FDA’s goal date reflects our capabilities in developing and manufacturing complex biologic medicines for global markets," said Sridevi Khambhampaty, Global Head, Biologics, Dr. Reddy's Laboratories.

The rituximab biosimilar has been commercialized in India, the European Union, the United Kingdom and more than 25 emerging markets, and has also received marketing approval in Switzerland and Canada.

Dr. Reddy's Laboratories Ltd.	CONTACT
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India	Investor relationS	Media relationS

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900	Aishwarya Sitharam	SANTOSH VYAS
Fax: + 91 40 4900 2999	aishwaryasitharam@drreddys.com	SANTOSH.VYAS@DRREDDYS.COM
Email: mail@drreddys.com
Web: www.drreddys.com

Rituximab is a monoclonal antibody that targets the CD20 antigen expressed on B lymphocytes and is widely used in the treatment of several B-cell malignancies, including non-Hodgkin lymphoma and chronic lymphocytic leukemia, as well as certain autoimmune conditions.

The FDA approval is supported by a comprehensive body of analytical, non-clinical and clinical evidence demonstrating that the biosimilar is highly similar to the reference product, with no clinically meaningful differences in safety, purity and potency, consistent with FDA requirements for biosimilar approval.

About Rituximab

Rituximab is a monoclonal antibody that selectively targets the CD20 protein expressed on B-cells. By binding to CD20, rituximab induces B-cell depletion through multiple immune-mediated mechanisms.

In the United States, rituximab is approved for the treatment of adults with several hematologic malignancies and autoimmune diseases, including non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (GPA), and microscopic polyangiitis (MPA).

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait,’ we offer a portfolio of products and services including

APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

Over the last 25 years, our Biologics team has developed into a fully integrated organization with robust capabilities in the development, manufacture and commercialization of a range of biosimilar products in oncology and immunology. We have a current portfolio of six commercial products marketed in India, with some products marketed in more than 30 other countries. In addition, we have several products in the pipeline in oncology and autoimmune diseases in various stages of development for global launches across developed as well as emerging markets. We are also ramping up manufacturing capacity to support our global expansion plans. In 2024, we launched our first biosimilar in the United Kingdom, Versavo® (biosimilar bevacizumab). This follows our launch of pegfilgrastim in the U.S. and Europe through our partner. We also launched our rituximab biosimilar in Europe in 2025. Our biosimilars business has a key role to play in driving both near-term and long-term growth.

For more information, log on to: www.drreddys.com.

Dr. Reddy's Laboratories Ltd.	CONTACT
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India	Investor relationS	Media relationS

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900	Aishwarya Sitharam	SANTOSH VYAS
Fax: + 91 40 4900 2999	aishwaryasitharam@drreddys.com	SANTOSH.VYAS@DRREDDYS.COM
Email: mail@drreddys.com
Web: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2026. The company assumes no obligation to update any information contained herein.